UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 0-17371
Washington, D.C. 20549	CUSIP NUMBER 748349305

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2009
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Quest Resource Corporation
Full Name of Registrant
210 Park Avenue, Suite 2750
Address of Principal Executive Office (Street and Number)
Oklahoma City, Oklahoma 73102
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Quest Resource Corporation (“Quest”) is planning to present restated and re-audited financial statements for the years ending December 31, 2005, 2006 and 2007 in its Form 10-K for the year ended December 31, 2008 and is currently in the process of completing the audit of the financial statements for the year ended December 31, 2008 and the re-audits of the financial statements for the years ended December 31, 2005 through 2007. Additionally, Quest is in the process of completing its amendments to the quarterly reports on Form 10-Q/A for the quarters ended March 31, 2008 and June 30, 2008 and the initial filing of its quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009.

Quest plans to file its annual report on Form 10-K for the year ended December 31, 2008, its amendments to the quarterly reports on Form 10-Q/A for the quarters ended March 31, 2008 and June 30, 2008 and its initial quarterly report on Form 10-Q for the quarter ended September 30, 2008 before filing its initial quarterly report on Form 10-Q for the quarter ended March 31, 2009.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Eddie LeBlanc	405	600-7704
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                           Yes ☐                            No ☒

Form 10-Q for the quarter ended September 30, 2008; Form 10-K for the year ended December 31, 2008

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                             Yes ☒                  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quest anticipates that, based on the information that is currently available to it, Quest’s results of operations for the quarter ended March 31, 2009 will be significantly different from those for 2008, based upon the significant developments that have occurred in its business since March 31, 2008, including the number of wells drilled and completed during the past year, the acquisition of PetroEdge Resources (WV) LLC (k/n/a Quest Eastern Resource LLC) in July 2008, the costs of the previously reported internal investigation into the activities of former management, the magnitude of the cumulative effect of the restatement adjustments to Quest's financial statements for the years ending December 31, 2005, 2006 and 2007, and the significant decline in the price of natural gas during the first quarter of 2009 compared to the first quarter of 2008.

Quest is unable to provide a reasonable estimate of its results for the quarter ending March 31, 2009 as of the date of this filing as Quest is (i) still in the process of first completing the audit of its financial statements for the year ended December 31, 2008 and the re-audits of its financial statements for the years ended December 31, 2005 through 2007 and (ii) focused on completing its annual report for the year ended December 31, 2008, the amendments to the quarterly reports for the quarters ended March 31, 2008, June 30, 2008 and the quarterly report for the quarter ended September 30, 2008 as discussed in Part III above.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Quest’s current plans, expectations, estimates, and projections and management’s beliefs about the Registrant’s future performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. Any conclusions or expectations expressed in, or drawn from, the statements in this filing concerning matters that are not historical corporate financial results are “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. These statements are based on management’s estimates, assumptions and projections as of today and are not guarantees of future performance. Although Quest believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.  In particular, the forward looking statements made in this release are based upon a number of financial and operating assumptions that are subject to a number of risks, including the ongoing worldwide crisis in the capital markets, uncertainty involved in exploring for and developing new natural gas reserves, the sale prices of natural gas and oil, labor and raw material costs, the availability of sufficient capital resources to carry out the anticipated level of new well development and construction of related pipelines, environmental issues, weather conditions, competition and general market conditions.  Actual results may differ materially due to a variety of factors, some of which may not be foreseen by Quest.  These risks, and other risks are detailed in Quest’s filings with the Securities and Exchange Commission, including risk factors listed in its latest annual reports on Form 10-K and other filings with the Securities and Exchange Commission.  You can find Quest’s filings with the Securities and Exchange Commission at www.questresourcecorp.com or at www.sec.gov.  By making these forward-looking statements, Quest undertakes no obligation to update these statements for revisions or changes after the date of this filing.

Quest Resource Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2009	By:	/s/ Eddie LeBlanc
Eddie LeBlanc
Chief Financial Officer

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